

Mail Stop 3720

August 27, 2007

Randall J. Erickson
Secretary
Metavante Holding Company
770 North Water Street
Milwaukee, WI 53202

   Re: **Metavante Holding Company**
      Amendment No. 2 to Form S-4
      Filed August 16, 2007
      File No. 333-143143

      New M&I Corp.
      Amendment No. 2 to Form 10
      Filed August 16, 2007
      File No. 1-33488

Dear Mr. Erickson:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary, page 1</u>

<u>Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 12</u>

1. We note your revisions in response to prior comment three of our letter dated August 1, 2007. Please revise "Marshall & Ilsley's Reasons for the Transactions; Recommendation of

the Marshall & Ilsley Board" on page 74 to address how the board considered, if at all, the fact that Warburg Pincus and its portfolio companies paid JPMorgan significantly more fees for investment banking and other services over the past two completed years and the year to date in 2007 as compared to Marshall & Ilsley and its affiliates.

Background of the Transactions, page 68

2.   Provide quantified disclosure of "the enterprise valuations implied by the Warburg Pincus proposal" and the "likely valuation ranges for Metavante" as discussed by JPMorgan at the meeting of February 23, 2007. Explain the reasons why the preliminary range of enterprise values for Metavante as of February 23, 2007, was slightly higher than the estimated range of enterprise values that JPMorgan calculated for purposes of its April 3, 2007 valuation letter.

3.   Revise to provide a more specific description of how the parties arrived at the $1.040 billion amount in cash that Metavante will contribute to Marshall & Ilsley and the fixed amount of excess cash that will be distributed to Marshall & Ilsley. For example, did the $1.040 billion (plus the $625 million purchase price to be paid by Warburg Pincus) relate in any way to the value or the tax basis of the assets that comprise the Metavante business? What was Metavante's expected cash position on the closing date?

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 82

4.   Revise the summary of the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis to indicate which companies were the "most relevant comparable companies," which transactions were the "most relevant comparable transactions," which multiples were "outside the core range of multiples or were "less relevant," and disclose the bases for these determinations.

5.   Revise the summary of the leveraged buyout analysis to disclose the basis for JPMorgan's assumptions that a subsequent sale would occur at a price ranging from approximately 9x to 10x of projected EBITDA for the twelve months ending on September 30, 2012 and a required rate of return ranging from 15% to 18%.

Anticipated Terms of Financing, page 146

6.   Please provide specific and quantified disclosure of all material terms set forth in the commitment letter dated May 10, 2007, including the interest rates and commitment fees payable under the credit facilities. Alternatively, advise us why you do not believe these terms are material to investors, keeping in mind that Marshall & Ilsley board's financial advisor, JPMorgan, is one of the parties that has committed to provide the credit facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Metavante, page 293

Post-Transaction Liquidity, page 309

7.   While your revisions in response to prior comment 18 expand the discussion of the
        consolidated leverage ratio covenants, it remains unclear how the board concluded that New
        Metavante would have adequate financing from "permitted debt and equity financing" to
        fund it growth and acquisition strategies (page 74) in light of the expected covenants listed
        on page 311. Please revise "Marshall & Ilsley's Reasons for the Transactions;
        Recommendation of the Marshall & Ilsley Board" on page 74 to address how the board
        considered the expected, but not finalized, limitations or restrictions on New Metavante's
        ability to "make acquisitions and investments" and obtain debt and equity financing and the
        resulting impact on the company's ability to pursue its current acquisition strategy.

Note 2. Professional Services Revenue, page F-111

8.   We note your response to prior comment 27. Please revise to disclose that you recognize
        the conversion revenues and the related costs to the extent that such costs do not exceed
        deferred revenues over the expected customer relationship period. Also, disclose the
        expected customer relationship period.

Form 10

9.   Please revise the disclosure in New M&I's amended Form 10 to reflect your responses to
        comments we have raised on the Form S-4, as applicable.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: via facsimile
        Ryan M. Stahl, Esq.
        Sidley Austin LLP
        (312) 853-7036